APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

KSITY PIZZERIA
Income Statement - unaudited
For Period Ending 12-31-20

	Current Period	Prior Period
	31-Dec-20	**31-Dec-19**
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-

OPERATING PROFIT (LOSS)		-		-
INTEREST (INCOME), EXPENSE & TAXES				
Interest (Income)		-		-
Interest Expense		-		-
Income Tax Expense		-		-
TOTAL INTEREST (INCOME), EXPENSE & TAXES		-		-
NET INCOME (LOSS)	$	-	$	-

KSITY Pizzeria
Balance Sheet - unaudited
For Period Ending 12-31-20

	Current Period		Prior Period	
	31-Dec-20		**31-Dec-19**	
ASSETS		0		0
Current Assets:		3000		0
Cash	$	1,000.00	$	-
Petty Cash		1,000.00		-
Accounts Receivables		1,000.00		-
Inventory		-		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		3,000.00		-
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		-		-
Computer Equipment		-		-
Vehicles		8,000.00		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		8,000.00		-
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	**11,000.00**	$	-
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Other Liabilities		-		-

Current Portion of Long-Term Debt	-	-
Total Current Liabilities	-	-
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	11,000.00	-
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	-	-
TOTAL LIABILITIES & EQUITY	$ -	$ -
Balance Sheet Check	-	-

KSITY PIZZERIA
Statement of Cash Flow - unaudited
For Period Ending 12-31-20

	Current Period	Prior Period
	12-31-20	31-Dec-19
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

I, Lloyd Grant Kemry III, certify that:

1. The financial statements of KCITY Investments included in this Form are true and complete in all material respects; and
2. The tax return information of KCITY Investments included in this Form reflects accurately the information reported on the tax return for KCITY Investments for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   *Lloyd Grant Kemry III*

Name: Lloyd Grant Kemry III

Title: Owner